SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or
Suspension of Duty to File Reports Under Sections 13 and
15(d) of the Securities Exchange Act of 1934.

000-12194
Commission File Number

FORTEL, INC.
(Exact name of registrant as specified in its charter)

46328 Lakeview Blvd.
Fremont CA 94538-6517
 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common
(Title of each class of securities covered by this Form)

None
Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(s) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(ii)	☒
Rule 12g-4(a)(1)(ii)	☒	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒

Approximate number of holders of record as of the certification or notice date: 656

Pursuant to the requirements of the Securities Exchange Act of 1934, Fortel, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

FORTEL, INC.

DATE: June 25, 2008                                                                                BY: /s/ Edward Laborio
    Edward Laborio

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.